July 16, 2025

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

       Re: McGraw Hill, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 14, 2025
           File No. 333-288373
Dear Simon Allen:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Form S-1 Filed July 14, 2025
Capitalization, page 63

1. We note in the "As Further Adjusted" column that you plan to use the entire net proceeds of this offering to pay down a portion of your outstanding borrowings under the A&E Term Loan Facility. Please tell us what consideration you gave to providing pro forma information showing the impact of the repayment of this loan facility on interest expense and earnings per share amounts. Rule 11-02(a)(1)
       of Regulation S-X indicates a narrative description of the pro forma effects of a transaction may be disclosed in lieu of pro forma financial statements in certain circumstances where there are a limited number of pro forma adjustments and those adjustments are easily understood. Refer to SAB Topic 3.A by analogy and Rule 11-
       01(a)(8) of Regulation S-X.
 July 16, 2025
Page 2

       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing